Contact

www.linkedin.com/in/bschauble
(LinkedIn)
www.nephila.com (Company)
www.ceres.org (Company)

Top Skills

Derivatives

Reinsurance

Renewable Energy

Barney Schauble

Senior Advisor at Nephila

Larkspur, California, United States

Summary

climate: Nephila, Ceres
football: Venezia FC, Oakland Roots SC
future: The Production Board, Anthemis

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Experience

Nephila Advisors LLC
13 years 8 months

Senior Business Advisor
April 2023 - Present (5 months)
Marin County, California, United States

Head of Labs
January 2010 - March 2023 (13 years 3 months)

Oversight of research and development (including insurtech partnerships and investment)

The Production Board
Director
January 2019 - Present (4 years 8 months)

Oakland Roots Sports Club
Director
July 2018 - Present (5 years 2 months)
Oakland

Venezia FC
Investor
August 2017 - Present (6 years 1 month)

Ceres, Inc.
Director and Chair
July 2011 - Present (12 years 2 months)

Nephila Climate
Chairman
January 2018 - March 2023 (5 years 3 months)
San Francisco Bay Area

oversight of weather and climate-related risk strategies

Advisen
Director
May 2014 - August 2016 (2 years 4 months)

MetroMile
Director
2010 - 2012 (2 years)

The Climate Corporation
Director
2007 - 2012 (5 years)

Nephila Capital
Partner
September 2004 - September 2010 (6 years 1 month)

Asset manager specializing in investments in catastrophe and weather risk, based in Bermuda and founded in 1998

XL Capital
Head of Weather Marketing
January 2003 - July 2004 (1 year 7 months)

Responsible for business development globally for weather risk management, including generating interest in the product and finding investors who are interested in sharing in weather risk

Goldman Sachs
Vice President
August 1996 - July 2002 (6 years)

Guy Carpenter
AVP
1994 - 1996 (2 years)

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Education

Harvard University
A.B., Economics · (1990 - 1994)

Randolph High School
 · (1986 - 1990)